Attestation for Group Filing under § 240.13d-1

We, the undersigned entities, hereby attest that we desire to be treated as a group for the purposes of making the regulatory disclosures required by **§ 240.13d-1** of the Securities Exchange Act of 1934.

1. **Group Formation Intent**:

   o We intend to act collectively in matters related to the beneficial ownership of the securities identified elsewhere in this statement.

   o Our purpose is to ensure transparency and compliance with regulatory requirements.

2. **Eligibility for Individual Filing**:

   o Each of the undersigned entities is eligible to file individually under **§ 240.13d-1**.

   o Our actions are not aimed at changing or influencing control of the issuer.

   o We have acquired the securities in the ordinary course of business.

3. **Entities Comprising the Group**:

   o Raghav Bahl (CIK 0002011603)

   o Ritu Kapur (CIK 0002011459)

   o Vidur Bahl (CIK 0002011455)

4. **Agreement to File as a Group**:

   o We agree to jointly file the necessary disclosures as a group.

   o Raghav Bahl will file on behalf of the group.

By signing above, we acknowledge our commitment to comply with all relevant regulations and to promptly report any material changes in our beneficial ownership.

Raghav Bahl

By:  _____

Ritu Kapur

By: _____

Vidur Bahl

By:  _____